UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

__________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q2 2018 Investor Presentation

Item 1

Raviv Zoller | CEO August 1 st , 2018 Q2 2018 Results

Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2017 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted operating income, Adjusted EBITDA and Adjusted net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 2 2018 press release for the quarter ended June 30 , 2018 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS . 2 Important Legal Notes

3 Q2 2018 Highlights Strong sales growth and margin expansion across all of ICL ’ s businesses: Bromine, Potash and Phosphate value chains, and Specialty Fertilizers Operating income increased by 19%. Excluding divested businesses, adjusted operating income increased by 47% (1) and adjusted net income more than doubled (1) Strong balance sheet following divestments and debt optimization Solid operating cash flow generation supports distribution of $ 56 million dividend for Q 2 with an industry leading annualized dividend yield of ~ 3.5% (2) ICL to align its organizational structure with its strategy to enhance leading market position and promote growth See Q 2 2018 6 - K for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income (1) See reconciliation table in the appendix (2) Based on a share price of $ 4.77 as of July 30 th , 2018

4 Q2 2018 Results Summary $ millions Q2 18 Q2 17 % change Q1 18 % change Sales 1,371 1,322 4% 1,404 (2)% Operating income 172 144 19% 985 (83)% Adjusted operating income (1) 188 153 23% 151 25% Adjusted EBITDA (1) 296 251 18% 251 18% Net income 101 57 77% 928 (89)% Adjusted net income (1) 113 64 77% 106 7% EPS (2) $0.08 $0.04 77% $0.73 (89)% Adjusted EPS (2) $0.09 $0.05 77% $0.08 7% Operating Cash Flow 164 199 (18)% 36 356 % Net Debt 2,267 3,300 (31)% 2,269 - (1) Adjusted operating income, Adjusted net income and Adjusted EBITDA are non - GAAP financial measures. See Q2 2018 6 - k for a reconciliation of Adjusted operating income to operating income, adjusted net income to net income and cal culation of adjusted EBITDA (2) Fully diluted. EPS and Adjusted EPS calculated as net income and Adjusted net income, respectively, divided by weighted - average diluted number of ordinary shares outstanding. See 6 - k for number of shares for each period.

5 Specialty Solutions: Business Performance and Major Developments x Segment performance more than compensated for the lost sales of the divested businesses x Record quarterly operating income for ICL Industrial Products driven by higher prices, continued environmental pressure on Chinese producers and strong clear brine fluids sales x Successful implementation of value oriented sales initiatives at ICL Advanced Additives . x Recovery in dairy proteins drove ICL Food Specialties ’ significant growth in sales and operating income SALES (1) (2) OPERATING INCOME (1) (3) (1) Excluding divested businesses (2) Including inter - segment sales (3) excluding G&A, unallocated expenses 0 100 200 300 400 500 600 700 Q2 2017 Q2 2018 0 20 40 60 80 100 120 140 160 Q2 2017 Q2 2018 Food Specialties Advanced Additives Industrial Products 139 110 (1) 649 572 (1) + 23% +26% $ millions

6 x Higher potash prices coupled with improved production offset increased logistics and energy costs, resulting in significant increase in potash profitability x Higher prices and an increase in commodity phosphate fertilizer sales volumes more than compensated for higher Sulphur and logistics costs x Higher specialty fertilizers sales and operating profit supported by continuous growth in specialty agriculture (1) Including inter - segment sales, (2) excluding G&A, unallocated expenses Essential Minerals: Business Performance and Major Developments SALES (1) OPERATING INCOME (2) 0 100 200 300 400 500 600 700 800 900 Q2 2017 Q2 2018 0 20 40 60 80 100 120 Q2 2017 Q2 2018 Specialty Fertilizers Phosphates Commodities Potash & Magnesium 788 736 111 81 + 7% + 37% $ millions

Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 7 Pricing Trends CHINA BROMINE (1) WHITE PHOSPHORIC ACID PRICE INDEX (2) US$/TONNE US$/TONNE (1) Source: Bloomberg (2) Global price index for Food Grade White Phosphoric Acid, from ICL internal sources (3) Source: CRU 1/4/2018 2/4/2018 3/4/2018 4/4/2018 5/4/2018 6/4/2018 7/4/2018 1/4/2018 2/4/2018 3/4/2018 4/4/2018 5/4/2018 6/4/2018 7/4/2018 H1 2018 MOP GRANULAR CFR BRAZIL (3) H1 2018 PHOSPHORIC ACID CFR INDIA (3) US$/TONNE US$/TONNE

3 Phosphate Solutions - Advanced Additives - Food Specialties - Phosphate fertilizers A LEADING PROVIDER OF VALUE ADDED SOLUTIONS FOR THE INDUSTRIAL, FOOD AND AGRICULTURE END MARKETS H1 2018 SALES (1) (2) $1,070m H1 2018 OPERATING INCOME (1) (2) $110m 8 2 1 4 Potash Industrial Products Innovative Ag Solutions - Potash value chain - Magnesium - Polysulphate - Bromine value chain - Phosphorus Flame Retardants - Specialty Minerals - Specialty Fertilizers - Innovation initiatives TOP - 3 MOST COMPETITIVE IN EACH OF OUR TARGET MARKETS THE GLOBAL BROMINE MARKET LEADER CREATE LEADERSHIP IN ADVANCED CROP NUTRITION AND FARMER - CENTRIC SOLUTIONS H 1 2018 SALES (2) $ 700 m H1 2018 OPERATING INCOME (2) $140m H1 2018 SALES (2) $650m H 1 2018 OPERATING INCOME (2) $ 170 m H1 2018 SALES (2) $430m Aligning Organizational Structure with Strategy to Enhance Market Leadership and Promote Growth (1) Unaudited pro - forma numbers for Phosphate Solutions division after setoffs of intra - division sales and profit, and excluding div ested businesses.. (2) Including inter - segment sales, excluding G&A, unallocated expenses Sales and operating income figures are rounded H 1 2018 OPERATING INCOME (2) $ 50 m 1 H 2018 estimated performance, pro - forma for aligned divisions

9 24% 23% 15% 38% 30% 37% 10% 23% Potash Industrial Products Innovative Ag Solutions Phosphate Solutions Q2 2018 (1)(2) SALES OPERATING INCOME Aligning Organizational Structure with Strategy to Enhance Market Leadership and Promote Growth (1) Unaudited pro - forma numbers for Phosphate Solutions division after setoffs of intra - division sales and profit, and excluding div ested businesses. (2) Including inter - segment sales, excluding G&A, unallocated expenses 1 H 2018 estimated performance, pro - forma for aligned divisions $ millions

10 On the Verge of a Tipping Point… DEBT OPTIMIZATION Providing financial flexibility to execute strategy SHARE OVERHANG REMOVED Nutrien successfully sold its ~ 14 % stake to a group of Israeli and foreign institutional investors IMPROVING MARKET CONDITIONS Higher commodity prices, demand growth and tight supply ALIGNED ORGANIZATION New long - term labor contracts, streamlining organization, smooth transition of new CEO POSITIVE BUSINESS MOMENTUM Q2 2018 continued strong performance, margin expansion and successful value - oriented initiatives in specialty businesses GROWTH STRATEGY Enhance market leadership and capture growth throughout our businesses

Financial Results Kobi Altman CFO

1,322 1,254 1,371 68 32 22 3 22 14 40 16 Essential Minerals $ 57 million Specialty Solutions $ 76 million 12 Positive Contribution to Sales from All Business Lines See Q 2 2018 6 - K for a reconciliation of Adjusted operating income to operating income and adjusted net income to net income. Numbers may no t add due to rounding and set offs. * Pro - forma numbers excluding contribution of $ 68 million of divested businesses $ millions

13 … As well as to Adjusted Operating Income 153 128 188 25 15 4 6 5 7 18 5 Essential Minerals $25 million Specialty Solutions $30 million See Q 2 2018 6 - K for a reconciliation of Adjusted operating income to operating income and adjusted net income to net income. Numbers may not add due to rounding and set offs. * Pro - forma excluding contribution of $ 25 million of divested businesses $ millions

1,322 1,254 1,371 68 78 39 153 128 188 25 78 2 4 16 14 Q 2 2018 SALES Q 2 2018 ADJUSTED OPERATING INCOME Strong Consolidated Performance with Top Line Growth and Margin Expansion See Q 2 2018 press release for a reconciliation of Adjusted operating income to operating income and adjusted net income to net income. Numbers may not add due to rounding and set offs. $ millions

15 Effective Tax Rate $ millions Q 2 18 FY2017 Adjusted income before tax (1) 134 528 Normalized tax rate (including resource tax) 22% 26% Normalized tax expenses 30 136 Carryforward losses not recorded for tax purposes 3 19 Sub - Total 33 155 Sub - Total - % 25% 29% Other items (mainly exchange rate impact) (9) 1 Adjusted income tax 24 156 Actual Effective tax rate 18% 30% (1) See calculation in the appendix of this presentation

16 Cash flow Statement See Q 2 2018 press release for a reconciliation of Adjusted operating income to operating income $ millions Q2 18 Q2 17 Net income 98 55 Depreciation, amortization Other adjustments to net income 105 24 95 37 Change in Working capital (63) 12 Net cash provided by operating activities 164 199 Capex (121) (113) Free cash Flow 43 86

2018 2019 2020 2021 2022 2023 2024 2025 2026 2038 280 265 18 212 811 130 1,090 46 311 Loans Securitization 17 Successful Optimization of Debt Structure Maturities as of March 2018 Available credit facilities as of March 31, 2018 amount to $1.4 billion Gross debt as of March 31 , 2018 amount to $ 3.2 million $ millions

2018 2019 2020 2021 2022 2023 2024 2025 2026 2038 177 204 17 222 371 117 474 46 299 115 61 440 616 Loans Securitization Maturities 18 2038 Available credit facilities as of March 31 , 2018 amount to $ 1.4 billion Gross debt as of March 31 , 2018 amount to $ 3.2 million Maturities as of March 2018 Successful Optimization of Debt Structure Maturities marked in green designated to be paid using proceeds form the Fire Safety and Oil Additives businesses divested du rin g Q1 2018 and from the issuance of the 2038 bonds in Q2 2018 $ millions

2018 2019 2020 2021 2022 2023 2024 2025 2026 2038 177 204 17 222 366 117 469 46 299 600 Loans Securitization Maturities 19 2038 Available credit facilities as of June 30, 2018 amount to $1.8 billion Gross debt as of June 30, 2018 amount to $2.5 billion. Maturities as of June 2018 Successful Optimization of Debt Structure Maturities marked in green relate to the issuance of the 2038 bonds $ millions

20 Q2 2018 Key Takeaways STRONG PERFORMANCE FINANCIAL FLEXIBILITY ALIGNING ORGANIZATIONAL STRUCTURE WITH STRATEGY ICL ON THE VERGE OF A TIPPING POINT

21 On the Verge of a Tipping Point … DEBT OPTIMIZATION Providing financial flexibility to execute strategy SHARE OVERHANG REMOVED Nutrien successfully sold its ~ 14% stake to a group of Israeli and foreign institutional investors IMPROVING MARKET CONDITIONS Higher commodity prices, demand growth and tight supply ALIGNED ORGANIZATION New long - term labor contracts, streamlining organization, smooth transition of new CEO POSITIVE BUSINESS MOMENTUM Q2 2018 continued strong performance, margin expansion and successful value - oriented initiatives in specialty businesses GROWTH STRATEGY Enhance market leadership and capture growth throughout our businesses QUESTIONS?

Appendix

23 Specialty Solutions Bridge Analysis Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs 640 572 649 68 35 26 16 SEGMENT SALES SEGMENT OPERATING INCOME 135 110 139 25 26 13 4 9 5 $ millions

24 Specialty Solutions ’ Q 2 Business Line Sales Analysis 147 169 6 12 4 208 140 154 68 6 5 3 291 331 20 16 4 INDUSTRIAL PRODUCTS ADVANCED ADDITIVES FOOD SPECIALTIES Including inter - segment sales Numbers may not add due to rounding and set offs $ millions

25 Essential Minerals Bridge Analysis SEGMENT SALES SEGMENT OPERATING INCOME 736 788 22 54 24 81 111 54 10 16 11 3 4 Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions

26 Essential Minerals’ Q2 Business Line Sales Analysis Including inter - segment sales Numbers may not add due to rounding and set offs 314 346 35 8 11 264 267 20 9 26 190 212 12 6 4 INDUSTRIAL PRODUCTS ADVANCED ADDITIVES FOOD SPECIALTIES $ millions

27 Potash Business Q2 Stand - Alone Results Analysis 302 330 37 8 17 65 82 37 13 4 3 BUSINESS LINE SALES BUSINESS LINE OPERATING INCOME Excluding G&A and unallocated expenses Including inter - segment sales Numbers may not add due to rounding and set offs $ millions

28 Alignment of Organizational Structure Essential Minerals - Agriculture Specialty Solutions - Industrial Phosphate Solutions Industrial Products Potash Innovative Ag Solutions Other, G&A and Set - offs Total Current segment Potash & Magnesium Specialty Fertilizers Phosphate Commodities Food Specialties Advanced Additives Industrial Products 346 212 331 (58) 314 190 291 (48) 76 23 94 (60) 61 19 76 (65) 1,371 1,322 188 153 Aligned division Current business lines Q 2 2018 Q2 2017 Q2 2018 Q2 2017 $ millions Sales Adj. Operating Income 540 (1) 507 (1) 55 (1) 37 (1) Sub - total 1,371 1,254 188 128 Divested businesses 68 25 (1) Unaudited pro - forma numbers for Phosphate Solutions division after setoffs of intra - division sales and profit, and excluding div ested businesses.. Division sales and profit Include inter - segment sales, exclude G&A and unallocated expenses

29 Reconciliation Tables Calculation of Adjusted income before tax ($ millions) Q2 18 FY2017 Adjusted operating income 188 652 Finance expenses (54) (124) Adjusted income before tax 134 528 Calculation of Pro - forma Adjusted operating income ($ millions) Q2 18 Q2 17 Operating income 172 144 Adjustments (1) 16 9 Adjusted operating income 188 153 Divested businesses’ profit - (25) Pro - forma Adjusted operating income 188 128 See Q 2 2018 6 - K for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. (1) See detailed reconciliation table in the Q 2 2018 6 - K Calculation of Pro - forma Adjusted net income ($ millions) Q2 18 Q2 17 Net income 101 57 Adjustments (1) 12 7 Divested businesses’ profit - (25) Allocated tax and finance expenses for divested businesses - 11 Pro - forma Adjusted operating income 113 50

30 Non - GAAP Financial Measures We disclose in this Quarterly Report non - IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders , adjusted EBITDA and free cash flow . Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above, excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and Dividends from equity - accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow” . You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies . However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company’s results of operations . This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 1, 2018